

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2013

Via E-mail
Mr. David J. Aldrich
Chief Executive Officer and President
Skyworks Solutions, Inc.
20 Sylvan Road
Woburn, Massachusetts 01801

> **Re: Skyworks Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended September 28, 2012**
> **Filed November 21, 2012**
> **File No. 1-5560**

Dear Mr. Aldrich:

We have reviewed your response letter dated April 17, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements and Supplementary Data

Note 18. Segment Information and Concentrations, page 62

1.   In your response, you told us that on November 20, 2012, the company consolidated its FES and HPA business units under an Executive Vice President and Corporate General Manager. Further, you responded that your single business unit is now composed of eight product lines, each (i) led by a product line Vice President (who reports directly to the Executive VP and Corporate General Manager); (ii) with its own product development and marketing initiatives; and (iii) with its own product line profit and loss estimate ("Product Line P&L").

- Please describe to us each of your eight product lines, including the basis on which you have grouped your products.
- Tell us whether these product lines represent business units or operating segments and whether, as disclosed on page 62 of your Form 10-K, these business units also share similar economic characteristics, long term business models, research and development expenses and selling, general and administrative expenses.
- Tell us whether any operating segments were aggregated into your one reportable segment pursuant to ASC 280-10-50-11 and if so, provide a quantitative and qualitative analysis that supports your conclusion that aggregation was appropriate.

2. Given the significant changes noted in your response, and to help us understand the company's analysis in determining that it continues to have one reportable segment under ASC 280-10-50, please address the following:

- Discuss whether your product line vice presidents are directly accountable to and maintain regular contact with someone within your organization to discuss operating activities, financial results, forecasts, or plans for each product line.
- Tell us why you do not also consider the Executive VP and Corporate General Manager a member of the CODM. Refer to FASB ASC 280-10-50-5 through 50-9. Please be sufficiently detailed in your response.
- Provide us with a representative sample for fiscal 2013 of the contents of the operating results that are regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated and assess performance. Refer to FASB ASC 280-10-50-1.
- Provide us with a sample of the 2013 Product Line P&L package used by the Executive VP and Corporate General Manager.
- Summarize the type of information you provide to your CODM about your eight product lines.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant